WilmerHale
Jason L. Kropp
+1 617 526 6421 (t)
+1 617 526 5000 (f)
jason.kropp@wilmerhale.com
May 14, 2010
BY ELECTRONIC SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Hagen Ganem

Re:	Ameresco, Inc. Registration Statement on Form S-1 Filed March 31, 2010 File No. 333-165821
Ladies and Gentlemen:
Submitted herewith for filing on behalf of Ameresco, Inc. (the “Company”) is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing Amendment No. 2 solely for the purpose of filing Exhibits 10.5 and 10.16 to the Registration Statement.
Please contact the undersigned (617-526-6421) or Patrick Rondeau (617-526-6670) with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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